Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09





Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, June 12, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Releases:
  Holcim redeems convertible bonds (1 page) and
  Holcim holds majority stake in Jurong Cement (1 page)
  (TOTAL 3 pages)

With kind regards,

Beate Fuchs

Encl.: mentioned

File N° 82-4093

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES

June 12, 2007

Media Release

Holcim redeems convertible bonds

Holcim has two convertible bonds outstanding, a 1% CHF Convertible Bond with a remaining outstanding nominal amount of CHF 131,160,000 due in 2012, and a USD Zero Coupon Convertible Bond with a remaining outstanding nominal amount of USD 22,021,000 maturing in 2017. The book value of the CHF bond as of March 31, 2007 is CHF 619 million, the book value of the USD bond is CHF 165 million. The CHF bond can be called by the issuer on or any time after June 10, 2007. As more than 90 percent of the initially issued USD convertible bonds have been converted, Holcim exercises its right to redeem the remaining outstanding bonds.

Both bonds will be redeemed on July 13, 2007. The accreted principal amount including the accrued interest for each CHF bond in the denomination of CHF 5,000 will be CHF 5,406.44 and the accreted principal amount for each USD bond in the denomination of USD 1,000 will be USD 675.38.

The last day on which holders of the bonds may exercise their conversion rights is July 4, 2007, noon CET for the CHF bond and July 4, 2007 close of business, for the USD bond. Conversion of all bonds will result in a maximum of 1,736,479 new shares issued from the conditional capital of Holcim Ltd corresponding to a new total number of issued shares of 263,591,072.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

File N° 82-4093

Corporate Communications


Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

June 12, 2007

Media Release

Holcim holds majority stake in Jurong Cement

Holcim has successfully completed to the mandatory general offer to the remaining shareholders for Jurong Cement Limited, Singapore, announced on April 30, 2007 and now holds a 55 percent majority stake in the company. This corresponds to a total investment of approximately USD 33 million.

* * * * * * *

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

* * * * * * *

This media release is also available in German.

* * * * * * *

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

* * * * * * *

Internet: www.holcim.com

END